Filed By: Equity Office Properties Trust pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Spieker Properties, Inc. (Commission File No. 1-12528)

      Investors and security holders are urged to read the joint proxy statement/prospectus and information statement regarding the proposed business combination transactions involving the acquisition by merger by Equity Office Properties Trust of Spieker Properties, Inc. and the acquisition by merger by EOP Operating Limited Partnership of Spieker Properties, L.P. when they become available, because they will contain important information. The joint proxy statement/prospectus and information statement will be filed with the Securities and Exchange Commission by Equity Office Properties Trust and Spieker Properties, Inc. and Equity Office Properties Trust/EOP Operating Limited Partnership and Spieker Properties, L.P., respectively. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and information statement (when they are available) and other documents filed by Equity Office Properties Trust and Spieker Properties, Inc. and EOP Operating Limited Partnership and Spieker Properties, L.P. with the Commission at the Commission’s web site at www.sec.gov. The joint proxy statement/prospectus, information statement and these other documents may also be obtained for free from Equity Office Properties Trust by directing a request to Equity Office Properties Trust, Two North Riverside Plaza, Suite 2100, Chicago, Illinois 60606, Attention: Corporate Secretary, telephone: (312) 466-3300.

      Pursuant to Instruction 3 to Item 4 of Schedule 14A, the participants in this solicitation include Equity Office Properties Trust and its trustees, as follows: Samuel Zell (Chairman of the Board), Timothy H. Callahan (President, Chief Executive Officer and trustee), D.J. Andre de Bock (trustee), Thomas E. Dobrowski (trustee), William M. Goodyear (trustee), James D. Harper, Jr. (trustee), David K. McKown (trustee), John S. Moody (trustee), Jerry M. Reinsdorf (trustee), Sheli Z. Rosenberg (trustee), Edwin N. Sidman (trustee), Jan H.W.R. van der Vlist (trustee) and William Wilson III (trustee). As of the date of this communication, none of the foregoing participants beneficially owned in excess of 1% of the outstanding common shares of Equity Office Properties Trust, except for Samuel Zell, who may be deemed to beneficially own approximately 1.04% of the outstanding common shares (giving effect to share options and units of limited partnership interest in EOP Operating Limited Partnership held by him) and Jan H.W.R. van der Vlist, who may be deemed to beneficially own approximately 7.34% of the outstanding common shares, which shares are owned by Stichting Pensioenfonds Voor De Gezondheid Geestelijke En Maatschappelijke Belangen.

      Registration Statements relating to the Equity Office Properties Trust and EOP Operating Limited Partnership securities to be issued in the merger of Spieker Properties, Inc. with and into Equity Office Properties Trust and in the merger of Spieker Properties, L.P. with and into EOP Operating Limited Partnership have not yet been filed with the Securities and Exchange Commission. The securities may not be sold nor may offers to buy be accepted prior to the time the applicable Registration Statement becomes effective. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

      THE DESCRIPTION OF CERTAIN MATTERS DISCUSSED BY RICHARD KINCAID, EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER OF EQUITY OFFICE PROPERTIES TRUST, AT A PRESENTATION AT THE CREDIT SUISSE FIRST BOSTON ANNUAL REIT CONFERENCE HELD ON FEBRUARY 27, 2001 IS INCORPORATED HEREIN BY REFERENCE TO ITEM 9 OF THE CURRENT REPORT ON FORM 8-K OF EQUITY OFFICE PROPERTIES TRUST, DATED FEBRUARY 27, 2001 AND FILED WITH THE SEC ON THE DATE HEREOF.